

ISSUER FREE WRITING PROSPECTUS No. 711M
Filed Pursuant to Rule 433
Registration Statement No. 333-137902
Dated August 6, 2009

Protection

100% Principal Protection Notes Linked to a Basket of Currencies Relative to the U.S. Dollar

Market Strategies to Complement Traditional Fixed Income Investments

Deutsche Bank AG, London Branch

$• Notes Linked to a Basket of Currencies Relative to the U.S. Dollar due on or about February 12, 2013

Investment Description

100% Principal Protection Notes linked to a Basket of Currencies Relative to the U.S. Dollar (the "**Notes**") provide 100% principal protection at maturity and exposure to the potential appreciation of a basket of currencies consisting of the Australian dollar (AUD), the New Zealand dollar (NZD), the Canadian dollar (CAD), the South African rand (ZAR, an emerging market currency) and the Norwegian krone (NOK) (the "**Basket Currencies**") relative to the U.S. dollar. The Notes provide a return of between 145% and 155% (the "**Participation Rate**") of any positive Basket Performance, with the Participation Rate to be determined on the Trade Date. Principal protection applies only at maturity.

Features

- **Growth Potential:** If the Basket Currencies appreciate relative to the U.S. dollar, you will receive a basket-linked return that may exceed the return you could receive on a traditional fixed income investment.
- **Diversification Opportunity:** The Notes provide an opportunity to diversify your portfolio through exposure to the Basket Currencies.
- **Principal Protection Feature:** If you hold the Notes to maturity, you will receive at least 100% of your principal, subject to the creditworthiness of Deutsche Bank AG.

Key Dates[1]

Trade Date	August 7, 2009
Settlement Date	August 12, 2009
Final Valuation Date[2]	February 7, 2013
Maturity Date[2]	February 12, 2013

[1] Expected. In the event that we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed so that the stated term of the Notes remains the same.

[2] Subject to postponement in the event of a market disruption event and as described under "Description of Notes" in the accompanying product supplement M.

Security Offering

We are offering 100% Principal Protection Notes Linked to a Basket of Currencies (the "**Basket**") Relative to the U.S. Dollar. The Notes are not subject to a stated maximum gain and, accordingly, any return at maturity will be determined by the performance of the Basket Currencies relative to the U.S. dollar. The Notes are our senior unsecured obligations and are offered at a minimum investment of $1,000. The Participation Rate and the Initial Spot Rate for each Basket Currency will be set on the Trade Date.

Basket Currencies	Reference Currency	Basket Currency Performance Weightings	Participation Rate	Security CUSIP/ISIN
AUD, NZD, CAD, ZAR, NOK	USD	AUD – 20.00% NZD – 20.00% CAD – 20.00% ZAR – 20.00% NOK – 20.00%	145% to 155% (The actual Participation Rate will be determined on the Trade Date.)	25154K 23 9 / US25154K2399

See "Additional Terms Specific to the Notes" in this free writing prospectus. The Notes will have the terms specified in the prospectus dated October 10, 2006, the prospectus supplement dated November 13, 2006, product supplement M dated March 6, 2007, and this free writing prospectus. See "Key Risks" in this free writing prospectus and "Risk Factors" in the accompanying product supplement M for risks related to investing in the Notes.

Deutsche Bank AG has filed a registration statement (including the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006, and the product supplement M dated March 6, 2007) with the Securities and Exchange Commission, or SEC, for the offering to which this free writing prospectus relates. Before you invest in the Notes, you should read these documents and any other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Our Central Index Key, or CIK, on the SEC website is 0001159508. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement and this free writing prospectus if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. We will notify you in the event of any changes to the terms of the Notes, and you will be asked to accept such changes in connection with your purchase of any Notes. You may also choose to reject such changes, in which case we may reject your offer to purchase the Notes.

*Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this free writing prospectus, the accompanying prospectus, the prospectus supplement or product supplement M. Any representation to the contrary is a criminal offense. The Notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency. In addition, the Notes are **not** guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.*

	Price to Public	Discounts and Commissions(1)	Proceeds to Us
Per Security	$10.00	$0.275	$9.725
Total	$	$	$

(1) For more detailed information about discounts and commissions, please see "Supplemental Underwriting Information" on the last page of this free writing prospectus.

UBS Financial Services Inc. **Deutsche Bank Securities**

Additional Terms Specific to the Notes

You should read this free writing prospectus, together with the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006 relating to our Series A global notes of which the Notes are a part, and the more detailed information contained in the product supplement M dated March 6, 2007. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

♦ Product supplement M dated March 6, 2007:
  http://www.sec.gov/Archives/edgar/data/1159508/000119312507046624/d424b21.pdf

♦ Prospectus supplement dated November 13, 2006:
  http://www.sec.gov/Archives/edgar/data/1159508/000119312506233129/d424b3.htm

♦ Prospectus dated October 10, 2006:
  http://www.sec.gov/Archives/edgar/data/1159508/000095012306012432/u50845fv3asr.htm

References to "Deutsche Bank AG," "we," "our" and "us" refer to Deutsche Bank AG, including, as the context requires, acting through one of its branches. In this free writing prospectus, "Notes" refers to the 100% Principal Protection Notes Linked to a Basket of Currencies Relative to the U.S. Dollar that are offered hereby, unless the context otherwise requires.

This free writing prospectus, together with the documents listed above, contains the terms of the Notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Key Risks" in this free writing prospectus and "Risk Factors" in the accompanying product supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the Notes.

Investor Suitability

The Notes may be suitable for you if:

♦ You seek an investment with a return linked to the performance of the Basket Currencies relative to the U.S. dollar;

♦ You believe the Basket Performance will be positive over the term of the Notes, meaning that the U.S. dollar will depreciate relative to the Basket Currencies;

♦ You seek an investment that offers 100% principal protection when held to maturity;

♦ You are willing to invest in the Notes based on the indicated Participation Rate. (The actual Participation Rate will be determined on the Trade Date.);

♦ You are willing and able to hold the Notes to maturity, and you are aware that there may be little or no secondary market for the Notes; and

♦ You do not seek current income from this investment.

The Notes may not be suitable for you if:

♦ You do not seek an investment with exposure to the Basket Currencies;

♦ You do not believe the Basket Performance will be positive over the term of the Notes;

♦ You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities and credit ratings;

♦ You are unwilling or unable to hold the Notes to maturity;

♦ You seek an investment for which there will be an active secondary market; or

♦ You seek current income from your investments.

The suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisers have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should also review carefully the "Key Risks" beginning on page 14 and more detailed "Risk Factors" beginning on page PS-8 of Product Supplement M for risks related to an investment in the Notes.

Indicative Terms

Issuer	Deutsche Bank AG, London Branch
Issue Size	$•
Issue Price	$10.00 per Note (subject to a minimum purchase of 100 Notes)
Term	3.5 years

Basket Currencies and Basket Currency Performance Weightings

Basket Currency	Basket Currency Performance Weighting
Australian dollar (AUD)	20.00%
New Zealand dollar (NZD)	20.00%
Canadian dollar (CAD)	20.00%
South African rand (ZAR)	20.00%
Norwegian krone (NOK)	20.00%

Participation Rate	145-155%. The actual Participation Rate will be determined on the Trade Date.
Payment at Maturity (per $10.00 Note)	**If the Basket Performance is positive,** you will receive: $10.00 + ($10.00 x Participation Rate x Basket Performance) **If the Basket Performance is zero or negative,** you will receive only the principal amount of $10.00.
Basket Performance	The sum of the Weighted Currency Performances
Weighted Currency Performance	For each Basket Currency, calculated as follows: Currency Performance x Basket Currency Performance Weighting
Currency Performance	For the Australian dollar and New Zealand dollar: (Final Spot Rate – Initial Spot Rate) / Final Spot Rate For the Canadian dollar, South African rand and Norwegian krone: (Initial Spot Rate – Final Spot Rate) / Initial Spot Rate The Spot Rates for the Australian dollar and New Zealand dollar are expressed as units of U.S. dollars per units of the respective currency, while the Spot Rates for the Canadian dollar, South African rand and Norwegian krone are expressed as units of the respective currency per U.S. dollar.
Initial Spot Rate	The Initial Spot Rates for the Basket Currencies (which represent the spot exchange rates determined by the Issuer on August 7, 2009, using available sources and not necessarily the sources referred to in the Spot Rate definitions set forth below) are as follows: AUD/USD Initial Spot Rate: NZD/USD Initial Spot Rate: USD/CAD Initial Spot Rate: USD/ZAR Initial Spot Rate: USD/NOK Initial Spot Rate:
Final Spot Rate	For each Basket Currency, the Spot Rate on the Final Valuation Date
Spot Rate	For each Basket Currency, the spot exchange rate for such currency against the U.S. dollar, as determined by the calculation agent by reference to the Spot Rate definitions set forth below under the section heading "Basket Currencies." The Spot Rates for the Australian dollar and New Zealand dollar are expressed as units of U.S. dollars per units of the respective currency, while the Spot Rates for the Canadian dollar, South African rand and Norwegian krone are expressed as units of the respective currency per U.S. dollar.
Final Valuation Date	February 7, 2013

Determining Payment at Maturity



The sum of the Weighted Currency Performances.

You will receive a cash payment that provides you with a return multiplied by the Participation Rate of 145% to 155%. (The actual Participation Rate will be set on the Trade Date.) Accordingly, if the Basket Performance is positive, your Payment at Maturity per $10.00 Note will be calculated as follows:

$10.00 + [$10.00 x Performance x Participation Rate]

You will receive the principal amount of your Notes at maturity and no additional return.

What are the tax consequences of the Notes?

TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS—You should review carefully the section in the accompanying product supplement entitled "Certain U.S. Federal Income Tax Consequences." The Notes will be treated for U.S. federal income tax purposes as "contingent payment debt instruments." Regardless of your method of accounting, you generally will be required to accrue interest in each year on a constant yield to maturity basis at the "comparable yield," as determined by us, although we will not make any payment with respect to the Notes until maturity. Any gain recognized upon a sale, exchange or retirement of the Notes will be treated as interest income for U.S. federal income tax purposes.

You may obtain the comparable yield and the projected payment schedule by submitting a written request to Deutsche Bank Securities Inc., 60 Wall Street, 31st Floor, Mail Stop NYC60-3106, New York, New York 10005, Attention: Brian Polchinski, 212-250-1039. **Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount in excess of your principal, if any, that we will pay on the Notes.**

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the Notes.

For a discussion of certain German tax considerations relating to the Notes, you should refer to the section in the accompanying prospectus supplement entitled "Taxation by Germany of Non-Resident Holders."

Neither we nor UBS Financial Services Inc. provides any advice on tax matters. You should consult your tax adviser regarding all aspects of the U.S. federal tax consequences of investing in the Notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

How will your Payment at Maturity be calculated?

Your Payment at Maturity will depend on the Basket Performance.

- If the Basket Performance is zero or negative, you will receive only $10.00 for each $10.00 principal amount of your Notes.
- If the Basket Performance is positive, you will receive an enhanced return. The following steps are necessary to calculate your Payment at Maturity:

Step 1: Calculate the Currency Performance for each of the Basket Currencies.

The AUD Currency Performance is the difference between the AUD/USD Final Spot Rate and the AUD/USD Initial Spot Rate relative to the AUD/USD Final Spot Rate, expressed as a percentage and calculated as follows:

$$\text{AUD Currency Performance} = \frac{\text{AUD/USD Final Spot Rate} - \text{AUD/USD Initial Spot Rate}}{\text{AUD/USD Final Spot Rate}}$$

An increase in the value of the Australian dollar relative to the U.S. dollar is expressed as an increase in the AUD/USD spot rate.

The NZD Currency Performance is the difference between the NZD/USD Final Spot Rate and the NZD/USD Initial Spot Rate relative to the NZD/USD Final Spot Rate, expressed as a percentage and calculated as follows:

$$\text{NZD Currency Performance} = \frac{\text{NZD/USD Final Spot Rate} - \text{NZD/USD Initial Spot Rate}}{\text{NZD/USD Final Spot Rate}}$$

An increase in the value of the New Zealand dollar relative to the U.S. dollar is expressed as an increase in the NZD/USD spot rate.

The CAD Currency Performance is the difference between the USD/CAD Initial Spot Rate and the USD/CAD Final Spot Rate relative to the USD/CAD Initial Spot Rate, expressed as a percentage and calculated as follows:

$$\text{CAD Currency Performance} = \frac{\text{USD/CAD Initial Spot Rate} - \text{USD/CAD Final Spot Rate}}{\text{USD/CAD Initial Spot Rate}}$$

An increase in the value of the Canadian dollar relative to the U.S. dollar is expressed as a decrease in the USD/CAD spot rate.

The ZAR Currency Performance is the difference between the USD/ZAR Initial Spot Rate and the USD/ZAR Final Spot Rate relative to the USD/ZAR Initial Spot Rate, expressed as a percentage and calculated as follows:

$$\text{ZAR Currency Performance} = \frac{\text{USD/ZAR Initial Spot Rate} - \text{USD/ZAR Final Spot Rate}}{\text{USD/ZAR Initial Spot Rate}}$$

An increase in the value of the South African rand relative to the U.S. dollar is expressed as a decrease in the USD/ZAR spot rate.

The NOK Currency Performance is the difference between the USD/NOK Initial Spot Rate and the USD/NOK Final Spot Rate relative to the USD/NOK Initial Spot Rate, expressed as a percentage and calculated as follows:

$$\text{NOK Currency Performance} = \frac{\text{USD/NOK Initial Spot Rate} - \text{USD/NOK Final Spot Rate}}{\text{USD/NOK Initial Spot Rate}}$$

An increase in the value of the Norwegian krone relative to the U.S. dollar is expressed as a decrease in the USD/NOK spot rate.

Step 2: Calculate the Basket Performance.

The Basket Performance will be calculated as follows:

$$\text{Basket Performance} = (0.20 \times \text{AUD Currency Performance}) + (0.20 \times \text{NZD Currency Performance}) + (0.20 \times \text{CAD Currency Performance}) + (0.20 \times \text{ZAR Currency Performance}) + (0.20 \times \text{NOK Currency Performance})$$

Step 3: Calculate the Payment at Maturity.

The Payment at Maturity per $10.00 Note will be calculated as follows:

$$\$10.00 + (\$10.00 \text{ x Participation Rate x Basket Performance})$$

Scenario Analysis and Hypothetical Examples

The following scenario analysis and hypothetical examples assume a Participation Rate of 150%. The actual Participation Rate will be set on the Trade Date.



The following table and examples illustrate the hypothetical payment amount at maturity per $10.00 Note for a hypothetical range of performance for the Basket and assume a Participation Rate of 150%. The following results are based solely on the hypothetical example cited. Numbers in the table and examples have been rounded for ease of analysis.

Hypothetical Basket Performance	Payment at Maturity	Percentage Return
70.0%	$20.50	105.00%
60.0%	$19.00	90.00%
50.0%	$17.50	75.00%
40.0%	$16.00	60.00%
30.0%	$14.50	45.00%
20.0%	$13.00	30.00%
10.0%	$11.50	15.00%
0.0%	$10.00	0.0%
-10.0%	$10.00	0.0%
-20.0%	$10.00	0.0%
-30.0%	$10.00	0.0%
-40.0%	$10.00	0.0%
-50.0%	$10.00	0.0%
-60.0%	$10.00	0.0%
-70.0%	$10.00	0.0%
-80.0%	$10.00	0.0%
-90.0%	$10.00	0.0%
-100.0%	$10.00	0.0%

Hypothetical Examples:

The following payment examples for the Notes show scenarios for the Payment at Maturity of the Notes, illustrating positive and negative Basket Performances reflecting either correlated or offsetting appreciation and depreciation in the different Basket Currencies. The following examples are, like the above, based on a hypothetical Participation Rate of 150%, as well as hypothetical Initial Spot Rates (the actual value of each of which will be determined on the Trade Date) and Final Spot Rates (which will be determined on the Final Valuation Date), for the Basket Currencies, and the resulting Basket Performance. The hypothetical Initial Spot Rate and Final Spot Rate values for the Basket Currencies have been chosen arbitrarily for the purpose of illustration only, and should not be taken as indicative of the future performance of any Basket Currency.

Example 1:

The USD depreciates relative to each of the AUD, NZD, CAD, ZAR and NOK, resulting in a Basket Performance of 10.00%. Due to the Participation Rate, the Payment at Maturity will equal $11.50 per $10.00 Note.

Because the Basket Performance is 10.00%, which is greater than zero, the Payment at Maturity is equal to $11.50 per $10.00 Note (a return of 15.00% per $10.00 Note), calculated as follows:

Payment at Maturity = $10.00 + ($10.00 x 150% x 10%) = $11.50

The table below illustrates how the Basket Performance in the above example was calculated:

Basket Currency	Hypothetical Initial Spot Rate	Hypothetical Final Spot Rate	Currency Performance	Basket Currency Performance Weighting
AUD	0.8406	0.9340	10.00%	20.00%
NZD	1.0705	1.1894	10.00%	20.00%
CAD	0.6729	0.6056	10.00%	20.00%
ZAR	7.9032	7.1129	10.00%	20.00%
NOK	6.0179	5.4161	10.00%	20.00%

Basket Performance = (10% x .20) + (10% x .20) + (10% x .20) + (10% x .20) + (10% x .20) = 0.10 = 10.00%

Example 2:

The USD depreciates relative to the AUD, NZD, CAD and ZAR and appreciates relative to the NOK, resulting in a Basket Performance of 0%, and, therefore, a Payment at Maturity of $10.00 per $10.00 Note (zero return).

Because the Basket Performance is 0.00%, the Payment at Maturity is equal to $10.00 per $10.00 Note (a return of 0.00% per $10.00 Note), calculated as follows:

Payment at Maturity = $10.00 + ($10.00 x 150% x 0%) = $10.00

The table below illustrates how the Basket Performance in the above example was calculated:

Basket Currency	Hypothetical Initial Spot Rate	Hypothetical Final Spot Rate	Currency Performance	Basket Currency Performance Weighting
AUD	0.8406	0.8848	5.00%	20.00%
NZD	1.0705	1.1268	5.00%	20.00%
CAD	0.6729	0.6393	5.00%	20.00%
ZAR	7.9032	7.5080	5.00%	20.00%
NOK	6.0179	7.2215	-20.00%	20.00%

Basket Performance = (5% x .20) + (5% x .20) + (5% x .20) + (5% x .20) + (-20% x .20) = 0.00 = 0.00%

Example 3:

The USD depreciates relative to the AUD and NZD and appreciates relative to the CAD, ZAR and NOK, resulting in a Basket Performance of -5.00%, and, therefore, a Payment at Maturity of $10.00 per $10.00 Note (zero return).

Because the Basket Performance is -5.00%, which is less than zero, the Payment at Maturity is equal to $10.00 per $10.00 Note (a return of 0.00% per $10.00 Note).

The table below illustrates how the Basket Performance in the above example was calculated:

Basket Currency	Hypothetical Initial Spot Rate	Hypothetical Final Spot Rate	Currency Performance	Basket Currency Performance Weighting
AUD	0.8406	0.8848	5.00%	20.00%
NZD	1.0705	1.1894	10.00%	20.00%
CAD	0.6729	0.7738	-15.00%	20.00%
ZAR	7.9032	9.0887	-15.00%	20.00%
NOK	6.0179	6.6197	-10.00%	20.00%

Basket Performance = (5% x .20) + (10% x .20) + (-15% x .20) + (-15% x .20) + (-10% x .20) = -0.05 = -5.00%

* *For an initial investment of $1,000, your Payment at Maturity should be multiplied by 100.*

The following charts show the historical performance of the Basket as well as historical individual exchange rates for each of the Basket Currencies against the U.S. dollar. In each case, the charts use exchange rates that are based on Bloomberg end-of-day quotations for the period-end dates set forth in the following tables and not on the Spot Rates set forth below. These historical data are shown for the period from January 1, 1999 through August 5, 2009. These historical data are for illustrative purposes only and are not indicative of the historical or future values of the Spot Rates (which are determined as set forth below) or of the historical or future performance of the Basket. We cannot give you any assurance that the Basket Performance will be greater than zero or that you will receive any positive return on your investment. Any historical upward or downward trend in the exchange rates set forth in the following charts during any period set forth below is not an indication that the Spot Rates or Basket Performance is more or less likely to increase or decrease at any time during the term of the Notes. As set forth in the following tables, for the Australian dollar and the New Zealand dollar, a higher exchange rate for a given year indicates a strengthening of the relevant Basket Currency relative to the U.S. dollar, while a lower exchange rate indicates a weakening of that Basket Currency relative to the U.S. dollar. For the Canadian dollar, the South African rand and the Norwegian krone, a higher exchange rate for a given year indicates a weakening of the relevant Basket Currency relative to the U.S. dollar, while a lower exchange rate indicates a strengthening of that Basket Currency relative to the U.S. dollar. The graphs following each Basket Currency's exchange rate table set forth the historical exchange rate performance of each respective Basket Currency for the period from August 5, 1999 through August 5, 2009. The daily exchange rates published by Bloomberg Financial Markets may differ from the Spot Rates for the applicable Basket Currency. We will not use Bloomberg Financial Markets to determine the applicable Spot Rate for each of the Basket Currencies.



Historical Performance of the Basket

Source: Bloomberg

Past performance is not indicative of future performance.

Australian Dollar
Historical High, Low and Period-End Exchange Rates
January 1, 1999 through August 5, 2009
(expressed as units of U.S. dollars per Australian dollar)

Australian Dollar	High	Low	Period End
1999	0.6730	0.6098	0.6567
2000	0.6686	0.5071	0.5587
2001	0.5725	0.4775	0.5095
2002	0.5778	0.5052	0.5616
2003	0.7538	0.5611	0.7520
2004	0.8005	0.6778	0.7803
2005	0.7990	0.7235	0.7328
2006	0.7930	0.7016	0.7885
2007	0.9401	0.7675	0.8751
2008	0.9850	0.6009	0.7026
2009 (through August 5, 2009)	0.8471	0.6249	0.8406

AUD/USD Spot Rate



Source: Bloomberg

Past performance is not indicative of future performance.

New Zealand Dollar
Historical High, Low and Period-End Exchange Rates
January 1, 1999 through August 5, 2009
(expressed as units of U.S. dollars per New Zealand dollar)

New Zealand Dollar	High	Low	Period End
1999	0.5673	0.4888	0.5213
2000	0.5276	0.3900	0.4437
2001	0.4548	0.3953	0.4165
2002	0.5275	0.4136	0.5245
2003	0.6567	0.5217	0.6556
2004	0.7268	0.5914	0.7182
2005	0.7466	0.6686	0.6837
2006	0.7072	0.5929	0.7039
2007	0.8110	0.6643	0.7659
2008	0.8213	0.5192	0.5792
2009 (through August 5, 2009)	0.6762	0.4895	0.6729

NZD/USD Spot Rate



Source: Bloomberg

Past performance is not indicative of future performance.

Canadian Dollar
Historical High, Low and Period-End Exchange Rates
January 1, 1999 through August 5, 2009
(expressed as units of Canadian dollars per U.S. dollar)

Canadian Dollar	High	Low	Period End
1999	1.5382	1.4426	1.4461
2000	1.5627	1.4320	1.4991
2001	1.6052	1.4901	1.5930
2002	1.6193	1.5035	1.5718
2003	1.5776	1.2840	1.2970
2004	1.4002	1.1718	1.2019
2005	1.2734	1.1428	1.1620
2006	1.1797	1.0930	1.1657
2007	1.1877	0.9058	0.9984
2008	1.3017	0.9712	1.2188
2009 (through August 5, 2009)	1.3064	1.0633	1.0705

USD/CAD Spot Rate



Source: Bloomberg

Past performance is not indicative of future performance.

South African Rand
Historical High, Low and Period-End Exchange Rates
January 1, 1999 through August 5, 2009
(expressed as units of South African rand per U.S. dollar)

South African Rand	High	Low	Period End
1999	6.3250	5.6500	6.1547
2000	7.8600	6.0485	7.5787
2001	13.8401	7.4660	11.9610
2002	12.6500	8.5177	8.5702
2003	9.0940	6.0932	6.6843
2004	7.5784	5.5950	5.6650
2005	6.9572	5.6165	6.3288
2006	7.9780	5.9450	7.0060
2007	7.5976	6.4294	6.8625
2008	11.8722	6.7105	9.5250
2009 (through August 5, 2009)	10.7270	7.6131	7.9032

USD/ZAR Spot Rate



Source: Bloomberg

Past performance is not indicative of future performance.

Norwegian Krone
Historical High, Low and Period-End Exchange Rates
January 1, 1999 through August 5, 2009
(expressed as units of Norwegian kroner per U.S. dollar)

Norwegian Krone	High	Low	Period End
1999	8.1215	7.3030	8.0167
2000	9.6337	7.8675	8.8031
2001	9.4870	8.5035	8.9632
2002	9.1445	6.9227	6.9370
2003	7.7147	6.6024	6.6652
2004	7.1859	6.0306	6.0805
2005	6.8231	6.0604	6.7442
2006	6.8626	5.9810	6.2356
2007	6.4988	5.2428	5.4371
2008	7.3144	4.9439	6.9538
2009 (through August 5, 2009)	7.2969	6.0030	6.0179

USD/NOK Spot Rate



Source: Bloomberg

Past performance is not indicative of future performance.

An investment in the Notes involves significant risks. Some of the risks that apply to an investment in the Notes are summarized below, but we urge you to read the more detailed explanation of risks relating to the Notes generally in the "Risk Factors" section of the accompanying product supplement M. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

♦ **Market risk**—The return on the Notes at maturity is linked to the performance of the Basket Currencies relative to the U.S. dollar and will depend on whether, and the extent to which, the Basket Performance is positive. Any positive Basket Performance will depend on the aggregate performance of the Basket Currencies relative to the U.S. dollar, and currency movements may have an adverse effect on the Basket Performance.

♦ **No interest payments**—You will not receive interest payments on the Notes during the term of the Notes.

♦ **The Notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency. Payment at maturity of the Notes is subject to our creditworthiness**—An actual or anticipated downgrade in our credit rating will likely have an adverse effect on the market value of the Notes.

♦ **Investing in the Notes is not equivalent to investing directly in the Basket Currencies**—You may receive a lower Payment at Maturity than you would have received if you had invested directly in the Basket Currencies. In addition, the Basket Performance is based on the Currency Performance for each of the Basket Currencies, which is in turn based upon the formula set forth above. The Currency Performances are dependent solely on such stated formula and not on any other formula that could be used for calculating currency performances.

♦ **The original issue price of the Notes includes the agents' commission and the estimated costs of hedging our obligations under the Notes through one or more of our affiliates**—As a result, the price, if any, at which Deutsche Bank AG or its affiliates will be willing to purchase Notes from you, prior to maturity, in secondary market transactions, will likely be lower than the original issue price, and any such sale could result in a substantial loss to you.

♦ **The Notes are not designed to be short-term trading instruments**—The Notes are not designed to be short-term trading instruments and are principal-protected only at maturity. Accordingly, you should be willing and able to hold your Notes to maturity.

♦ **Gains in the Currency Performance of one or more Basket Currencies may be offset by losses in the Currency Performance of other Basket Currencies**—The Notes are linked to the performance of the Basket, which is composed of five Currency Performances with equal weightings. The performance of the Basket will be based on the appreciation or depreciation of the Basket as a whole. Therefore, positive Currency Performances of one or more Basket Currencies may be offset, in whole or in part, by negative Currency Performances of one or more other Basket Currencies of equal or greater magnitude, which may result in an aggregate Basket Performance equal to or less than zero. The performance of the Basket is dependent on the Currency Performance of each Basket Currency, which is in turn based upon the formula set forth above.

♦ **Currency markets may be volatile**—Currency markets may be highly volatile, particularly in relation to emerging or developing nations' currencies, and, in certain market conditions, also in relation to developed nations' currencies. Significant changes, including changes in liquidity and prices, can occur in such markets within very short periods of time. Foreign currency rate risks include, but are not limited to, convertibility risk and market volatility and potential interference by foreign governments through regulation of local markets, foreign investment or particular transactions in foreign currency. These factors may affect the values of the Basket Currencies and the value of your Notes in varying ways, and different factors may cause the values of the Basket Currencies and the volatility of their prices to move in inconsistent directions at inconsistent rates.

♦ **Legal and regulatory risks**—Legal and regulatory changes could adversely affect currency rates. In addition, many governmental agencies and regulatory organizations are authorized to take extraordinary actions in the event of market emergencies. It is not possible to predict the effect of any future legal or regulatory action relating to currency rates, but any such action could cause unexpected volatility and instability in currency markets with a substantial and adverse effect on the performance of the Basket Currencies and, consequently, the value of the Notes.

♦ **The Notes are subject to emerging markets' political and economic risks**—One of the Basket Currencies, the South African rand, is the currency of an emerging market country. Emerging market countries are more exposed to the risk of swift political change and economic downturns than their industrialized counterparts. In recent years, emerging markets have undergone significant political, economic and social change. Such far-reaching political changes have resulted in constitutional and social tensions, and, in some cases, instability and reaction against market reforms have occurred. With respect to any emerging or developing nation, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. There can be no assurance that future political changes will not adversely affect the economic conditions of an emerging or developing-market nation. Political or economic instability is likely to have an adverse effect on the performance of the Basket Currencies, and, consequently, the return on the Notes.

♦ **If the liquidity of the Basket Currencies is limited, the value of the Notes would likely be impaired**—Currencies and derivatives contracts on currencies may be difficult to buy or sell, particularly during adverse market conditions. Reduced liquidity on the Final Valuation Date would likely have an adverse effect on the Final Spot Rate for each Basket Currency, and therefore, on the return on your Notes. Limited liquidity relating to any Basket Currency may also result in Deutsche Bank AG, London Branch , as calculation agent, being unable to determine the Basket Performance using its normal means. The resulting discretion by the calculation agent in determining the Basket Performance could, in turn, result in potential conflicts of interest.

♦ **Potential conflicts of interest exist because the Issuer and the calculation agent for the Notes are the same legal entity**—Deutsche Bank AG, London Branch is the Issuer of the Notes and the calculation agent for the Notes. Deutsche Bank AG, London Branch carries out calculations necessary to calculate the Basket Performance and maintains some discretion as to how such calculations are made, in particular if the rate source for any of the Basket Currencies (as set forth below) is not available. In addition, the Issuer may hedge its obligations under the Notes. There can be no assurance that any determinations made by Deutsche Bank AG, London Branch in these various capacities will not affect the value of the Notes or the performance of the Basket Currencies.

♦ **Suspension or disruptions of market trading in the Basket Currencies may adversely affect the value of the Notes**—The currency markets are subject to temporary distortions and disruptions due to various factors, including government regulation and intervention, the lack of liquidity in the markets and the participation of speculators. These circumstances could adversely affect the exchange rates of the Basket Currencies and, therefore, the value of the Notes.

♦ **Lack of liquidity**—The Notes will not be listed on any securities exchange. Deutsche Bank AG or its affiliates intend to offer to purchase the Notes in the secondary market but are not required to do so and may cease such market-making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell your Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates are willing to buy the Notes.

♦ **Principal protection applies only if you hold the Notes to maturity**—You should be willing to hold your Notes to maturity. If you sell your Notes in the secondary market prior to maturity, you may have to sell them at a significant discount.

♦ **The payment formula for the Notes will not take into account all developments in the Basket Currencies**—Changes in the Basket Currencies during the term of the Notes before the Final Valuation Date may not be reflected in the calculation of the Payment at Maturity. Generally, the calculation agent will calculate the Basket Performance by multiplying the Currency Performance for each Basket Currency by its respective Basket Currency Performance Weighting and then taking the sum of the Weighted Currency Performances, as described above. The Currency Performances will be calculated only as of the Final Valuation Date. As a result, the Basket Performance may be less than zero even if the Basket Currencies had moved favorably at certain times during the term of the Notes before moving to unfavorable levels on the Final Valuation Date.

♦ **We and our affiliates and agents, or UBS AG and its affiliates, may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Notes. Any such research, opinions or recommendations could affect the value of the Basket Currencies to which the Notes are linked or the value of the Notes**—We, our affiliates and agents, and UBS AG and its affiliates, publish research from time to time on financial markets and other matters that may influence the value of the Notes, or express opinions or provide recommendations that may be inconsistent with purchasing or holding the Notes. We, our affiliates and agents, or UBS AG and its affiliates, may publish research or other opinions that are inconsistent with the investment view implicit in the Notes. Any research, opinions or recommendations expressed by us, our affiliates or agents, or UBS AG or its affiliates, may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Notes and the Basket Currencies to which the Notes are linked.

♦ **Economic and market factors will impact the value of the Notes**—We expect that, generally, the exchange rates for the Basket Currencies on any day will affect the value of the Notes more than any other single factor. However, you should not expect the value of the Notes in the secondary market to vary in proportion to the appreciation or depreciation of the Basket Currencies relative to the U.S. dollar. The value of the Notes will be affected by a number of other factors that may either offset or magnify each other, including:

  ♦ the expected volatility of the Basket Currencies and the U.S. dollar, as reference currency;

  ♦ the time to maturity of the Notes;

  ♦ the exchange rates and the volatility of the exchange rate between each Basket Currency and the U.S. dollar;

  ♦ interest and yield rates in the market generally and in the markets of the Basket Currencies and the U.S. dollar;

  ♦ a variety of economic, financial, political, regulatory or judicial events;

  ♦ supply and demand for the Notes; and

  ♦ our creditworthiness, including actual or anticipated downgrades in our credit ratings.

♦ **Historical performance of the Basket Currencies should not be taken as an indication of the future performance of the Basket Currencies during the term of the Notes**—It is impossible to predict whether any of the AUD/USD Spot Rate, the NZD/USD Spot Rate, the USD/CAD Spot Rate, the USD/ZAR Spot Rate and the USD/NOK Spot Rate will rise or fall. The AUD/USD Spot Rate, the NZD/USD Spot Rate, the USD/CAD Spot Rate, the USD/ZAR Spot Rate and the USD/NOK Spot Rate will be influenced by complex and interrelated political, economic, financial and other factors.

♦ **Market disruptions may adversely affect your return**—The calculation agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from determining the Basket Performance in the manner described herein, and calculating the amount that we are required to pay you upon maturity, or from properly hedging its obligations under the Notes. These events may include disruptions or suspensions of trading in the markets as a whole or general inconvertibility or non-transferability of one or more currencies. If the calculation agent, in its sole discretion, determines that any of these events prevents us or any of our affiliates from properly hedging our obligations under the Notes or prevents the calculation agent from determining the Basket Performance or Payment at Maturity in the ordinary manner, the calculation agent will determine the Basket Performance or Payment at Maturity in good faith and in a commercially reasonable manner, and it is possible that the Final Valuation Date and the Maturity Date will be postponed, which may adversely affect the return on your Notes. For example, if the source for an exchange rate is not available on the Final Valuation Date, the calculation agent may determine the exchange rate for such date, and such determination may adversely affect the return on your Notes.

Spot Rates and Market Disruption Events

Spot Rates

The Spot Rate for the Australian dollar on each date of calculation will be the Australian dollar/U.S. dollar mid-spot rate at 4:00 p.m. London time, expressed as the amount of U.S. dollars per one Australian dollar, for settlement in two business days, as reported by the W.M. Company, which appears on Reuters Page "WMRSPOT12" or any successor page, on such date of calculation.

The Spot Rate for the New Zealand dollar on each date of calculation will be the New Zealand dollar/U.S. dollar mid-spot rate at 4:00 p.m. London time, expressed as the amount of U.S. dollars per one New Zealand dollar, for settlement in two business days, as reported by the W.M. Company, which appears on Reuters Page "WMRSPOT12" or any successor page, on such date of calculation.

The Spot Rate for the Canadian dollar on each date of calculation will be the U.S. dollar/Canadian dollar mid-spot rate at 4:00 p.m. London time, expressed as the amount of Canadian dollars per one U.S. dollar, for settlement in one business day, as reported by the W.M. Company, which appears on Reuters Page "WMRSPOT09" or any successor page, on such date of calculation.

The Spot Rate for the South African rand on each date of calculation will be the U.S. Dollar/South African rand mid-spot rate at 4:00 p.m. London time, expressed as the amount of South African rand per one U.S. dollar, for settlement in two business days, as reported by the W.M. Company, which appears on Reuters page "WMRSPOT15" or any successor page, on such date of calculation.

The Spot Rate for the Norwegian krone on each date of calculation will be the U.S. dollar/Norwegian krone mid-spot rate at 4:00 p.m. London time, expressed as the amount of Norwegian kroner per one U.S. dollar, for settlement in two business days, as reported by the W.M. Company, which appears on Reuters Page "WMRSPOT05" or any successor page, on such date of calculation.

If any of the foregoing Spot Rates is unavailable (or is published in error), the Spot Rate for such Basket Currency shall be selected by the calculation agent in good faith and in a commercially reasonable manner.

Market Disruption Events

The calculation agent may, in its sole discretion, determine that an event has occurred that prevents it from valuing one or more of the Basket Currencies or the Payment at Maturity in the manner initially provided for herein. These events may include disruptions or suspensions of trading in the markets as a whole or general inconvertibility or non-transferability of one or more Basket Currencies. If the calculation agent, in its sole discretion, determines that any of these events prevents us or our affiliates from properly hedging our obligations under the Notes or prevents the calculation agent from determining such value or amount in the ordinary manner, the calculation agent will determine such value or amount in good faith and in a commercially reasonable manner, and it is possible that the Final Valuation Date and Maturity Date may be postponed, which may adversely affect the return on your Notes. For example, if the source for an exchange rate is not available on the Final Valuation Date, the calculation agent may determine the exchange rate for such date, and such determination may adversely affect the return on your Notes.

Supplemental Underwriting Information

UBS Financial Services Inc., and its affiliates, and Deutsche Bank Securities Inc., acting as agents for Deutsche Bank AG, will receive discounts and commissions of $0.275 per $10.00 Note. See "Underwriting" in the accompanying product supplement M.